Exhibit 99.1

Media Release

Planegg/Munich, Germany, May 27, 2020

MorphoSys AG Reports Outcome of Annual General Meeting 2020

All Proposed Resolutions Approved

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) announced today that its shareholders approved all resolutions proposed by the Company’s Management and Supervisory Boards at the Company’s virtual Annual General Meeting which took place on Wednesday, May 27, 2020, including:

•	The discharge of the members of the Management and Supervisory Boards with respect to the 2019 financial year

•	The appointment of PricewaterhouseCoopers AG as auditor for the 2020 financial year

•	Resolution on the reduction of the number of Supervisory Board members

•	Resolution on the election of Supervisory Board members

•	Resolution on an amendment to the Articles of Association with regard to the prerequisites for participation in the Annual General Meeting

•	Resolution on an amendment to the Articles of Association with regard to conducting the Annual General Meeting

•	Resolution on the adjustment of the Supervisory Board remuneration

•	Resolution on the cancellation of Authorized Capital 2017-I and the creation of new Authorized Capital 2020-I with the option to exclude statutory subscription rights

•

Resolution on the creation of Conditional Capital 2020-I and the authorization to grant subscription rights to members of the Management Board of MorphoSys AG, members of the executive management bodies of affiliated companies in Germany and abroad and selected employees of MorphoSys AG and affiliated companies in Germany and abroad (Stock Option Plan 2020)

At the 2020 virtual Annual General Meeting of MorphoSys AG, 60.28 % of the current share capital were represented. The Company made use of the option provided by the German legislator in view of the coronavirus pandemic to conduct ordinary annual general meetings in 2020 without the physical presence of shareholders or their proxies. Via a password-protected web service, registered shareholders could, among other things, visually and audibly follow the entire Annual General Meeting, exercise their voting rights and submit questions.

Effective April 11, 2020, Supervisory Board member Dr. Frank Morich resigned from the Supervisory Board of MorphoSys AG at his own request. He had been appointed to the Supervisory Board in May 2015. By resolution of today’s Annual General Meeting, the size of the Supervisory Board was reduced to six members.

“On behalf of my colleagues of the Supervisory Board I would like to thank Dr. Frank Morich for his commitment and invaluable support over many years and wish him every success in the future,” said Marc Cluzel, M.D., Chairman of the Supervisory Board of MorphoSys AG.

“I would like to thank our shareholders for their continued support and trust, also on behalf of my colleagues on the Management Board,” commented Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys AG.

More information on the Company’s Annual General Meeting including the voting results on all agenda items can be found at www.morphosys.com/agm.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 27 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. MorphoSys most advanced proprietary product candidate, tafasitamab (MOR208), is in late-stage clinical development for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (r/r DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees. More information at www.morphosys.com

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCER® are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

Investor Contact:

Dr. Julia Neugebauer

Director Corporate Communications & IR

Tel.: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Media Contacts:

Dr. Anca Alexandru

Associate Director, Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26738

Anca.Alexandru@morphosys.com

Dr. Verena Kupas

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26814

Verena.Kupas@morphosys.com